Filed Pursuant to Rule 425
                                                         Filer: CoreComm Limited
                                               Subject Company: CoreComm Limited
                                  Subject Company Exchange Act File No.: 0-24521

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the following information, when it becomes available, which will be included in the Registration Statement on Form S-4 to be filed by the ultimate parent company in the business combination transaction with the Securities and Exchange Commission because it will contain important information. After it is filed with the SEC, investors and security holders may obtain a free copy of the proxy statement/prospectus on the SEC's website (www.sec.gov). A proxy statement and prospectus with respect to the proposed transaction will also be mailed for free to CoreComm stockholders by CoreComm and ATX.

In addition, the identity of the people who, under the SEC rules, may be considered "participants in the solicitation" of CoreComm shareholders in connection with the proposed business combination, and a description of their ownership interests in CoreComm, is available in an SEC filing under Schedule 14A made by CoreComm on March 29, 2000 and available on the SEC's website (www.sec.gov).

                                      * * *

                 CoreComm Limited Announces Definitive Agreement
                To Acquire ATX Telecommunications Services, Inc.

          NEW YORK, March 10/PRNewswire/ -- CoreComm Limited (Nasdaq: COMM - news) announced today that it has entered into a definitive agreement to acquire ATX Telecommunications Services, Inc. ("ATX").

          ATX, a privately held company based in Philadelphia, Pennsylvania is a "Smart Build" CLEC and integrated communications provider serving the Mid-Atlantic states.

          Under the agreement, CoreComm will pay a total consideration of $900 million, consisting of (i) approximately 12.4 million shares of CoreComm common stock ($500 million); (ii) $250 million of 3% Convertible Preferred Stock, which is convertible into CoreComm common stock at a stock price of $44.36 (representing a 10% premium to the current 10-day average price of $40.33 per share) and (iii) $150 million in cash, of which up to $70 million, at CoreComm's option, may be paid in senior notes with a two-year maturity. Under the agreement's cap provisions, the shares of common stock issued will be reduced if the CoreComm stock price at closing exceeds $46.38 per share, and the number of common shares underlying the Convertible Preferred Stock will be reduced if the CoreComm stock price at closing exceeds $44.36 per share. ATX has no indebtedness.

          ATX offers a variety of telecommunications services, including local, long distance, data integration, Internet access, and web hosting and development. The Company has approximately 20,000 small and medium-sized business customers, representing approximately 100,000 local access lines and an additional 320,000 long distance access line equivalents. ATX has local access facilities in Philadelphia and is currently expanding local facilities into New Jersey, Baltimore, and Washington D.C., where it has historically had a strong long distance presence. ATX is presently completing the buildout of a network operations center that will include approximately 18,000 square feet of web hosting and e- commerce warehousing facilities.

          In the fourth quarter of 1999, ATX had annualized revenue of approximately $150 million and annualized EBITDA of approximately $11 million.

          Commenting on today's announcement, Barclay Knapp, President and CEO of CoreComm, said: "Adding ATX brings several immediate benefits to CoreComm. ATX's presence in Philadelphia and their roll-out in New Jersey, Baltimore, and Washington D.C., coupled with our own cutovers in New York City and Boston, will accelerate our Smart LEC eastern expansion by at least a year.

          "ATX also brings a solid track record in the small to medium-sized business market in the region, with strong revenue growth and positive EBITDA. We believe that their successful business sales strategy is scalable and expandable throughout our company, and that the addition of CoreComm's residential strategy will add significant value potential.

          "ATX is also rapidly expanding in DSL and T-1 data and Internet services. Their web hosting business has grown dramatically, and they are currently significantly expanding their data center capacity. These services will be expanded within CoreComm as well.

          "The ATX management team has an excellent fifteen-year track record, and we welcome them wholeheartedly to the CoreComm family."

                  ATX's accomplishments and highlights include:

         -- ATX's network incorporates the same smart build strategy as CoreComm's, including a Local Class 5 switch and two tandem switches in Philadelphia; Local facilities expansion in New Jersey, Baltimore, and Washington D.C.; and approximately 50 collocation facilities in progress.

         -- High average revenue and low churn rates for their customers, of which are under long-term contracts.

         -- Rapidly expanding DSL and data integration business, including web hosting and development and e-commerce warehousing.

         --       ATX has approximately 525 employees.

         -- Pro forma for the transaction, the combined company would have more than 200,000 local access lines as of year-end 1999, and approximately 180 collocation facilities in progress.

          The transaction is subject to regulatory and CoreComm shareholder approval and other customary closing conditions, and is expected to close during the summer of 2000.

          CoreComm is an innovative communications company that provides integrated telephone, Internet, and data services to business and residential customers in targeted markets throughout the United States. We are exploiting the convergence of telecommunications and information services through our "Smart Local Exchange Carrier" or "Smart LEC" network strategy. Our Smart LEC strategy involves the ownership of switches and related equipment for the provisioning of services, and the leasing of the unbundled local loop, combined with the provisioning of an IP-based, national network. This configuration of local and national owned and leased facilities allows us deliver a wide range of communications services over a network architecture which we design to be capital efficient and primarily requires success-based incremental capital. Our goal is to expand our facilities, geography and services to become a leading switch-based communications provider in selected major markets across the United States.

          o "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

          o In addition to the historical information presented, this release also includes certain forward-looking statements concerning the future development of the business. Such statements represent the Company's reasonable judgment on the future and are based on assumptions and factors that could cause actual results to differ materially. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such statements.